September
22, 2020

Zachary R. Blume, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

       Re:    Akcea Therapeutics, Inc.
              Schedule 14D-9 filed September 14, 2020
              Schedule 13E-3 filed September 15, 2020
              File No. 005-90051

Dear Mr. Blume:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 14D-9

Background of the Offer and the Merger, page 20

1.     Please ensure that each capitalized term is defined (or a
cross-reference to a definition is
       provided) the first time it is used. For example, the capitalized terms
  Projections    and
          August Projections    appear on page 24 without being defined.

2.     On page 28, please disclose that the    affiliated person listed on
Exhibit B of the Merger
       Agreement    is Damien McDevitt. Please do the same on page 29.
 Zachary R. Blume, Esq.
September 22, 2020
Page 2



Reasons for the Recommendation of the Affiliate Transactions Committee and the Board;
Fairness of the Offer and the Merger, page 28

3. Please disclose, if true, that the extinguishment of the New Delaware Litigation that would result from consummation of the Transactions was a negative factor considered by the Affiliate Transactions Committee.

Exhibits, page 54

4.     In the footnote regarding confidential treatment, please remove the
phrase    requested or,
       given that it appears that all relevant confidential treatment requests have in fact been granted. Please do the same with respect to the similar footnote in the
Schedule 13E-3.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                           Sincerely,

                                                           /s/ David M.
Plattner

                                                           David M. Plattner
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions